June 3, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The James Advantage Funds (the “Trust”), File No. 811-8411

The James Aggressive Allocation Fund

The James Balanced: Golden Rainbow Fund

The James Micro Cap Fund

The James Small Cap Fund

Investment Company Act of 1940 – Rule 17g-1(g)

Bonding of Officers and Employees

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”) enclosed herewith please find the following documents:

1.	A copy of the single insured financial institution bond (the “Bond”) in favor of the Trust, including a copy of bond changes;

2.	A copy of the Joint Fidelity Bond Agreement; and

3.	A copy of the resolutions adopted by the members of the Board of Trustees of the Trust (including a majority of Trustees who are not “interested persons” of the Trust as defined in the 1940 Act) approving the form, amount, type and coverage of the Bond.

The term of the Bond is June 26, 2022 through June 26, 2023, and the premium for the Bond has been paid through June 26, 2023.

Please call me at 937-426-7640 if you have any questions.

Sincerely,

/s/ Amy K. Broerman
Amy K. Broerman
Treasurer

Enclosures